Exhibit 99.3








AT THE TRUST:        AT THE FINANCIAL RELATIONS BOARD:
Karen Dickelman      Tony Ebersole      Laura Kuhlmann     Georgeanne Palffy
Investor Relations   General Info.      Media Inquiries    Analyst Inquiries
312 683-3671         312 640-6728       312 640-6727       312 640-6768
www.banyanreit.com



FOR IMMEDIATE RELEASE
MONDAY, APRIL 5, 1999

            BANYAN STRATEGIC REALTY TRUST DECLARES FIRST QUARTER 1999
                                CASH DISTRIBUTION

CHICAGO, April 5, 1999 Banyan Strategic Realty Trust (Nasdaq:BSRTS) today declared a quarterly cash distribution of 12 cents per share for the first quarter ended March 31, 1999. The distribution is payable May 21, 1999 to shareholders of record as of April 21, 1999.

Banyan Strategic Realty Trust is an equity real estate investment trust (REIT) with a portfolio that includes primarily flex/industrial and suburban office buildings, as well as retail and residential properties. The Trust's current portfolio includes 32 properties totaling 3.7 million net rentable square feet and 864 apartment units. The Trust currently has 13,431,538 shares of beneficial interest outstanding.


See  Banyan's   website  at   http://banyanreit.com   for   additional   company
information.


Further information regarding Banyan can also be found free of charge via fax by dialing 1/800-PRO-INFO and enter BSRTS.